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December 13, 2016

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	Azul S.A.
Draft Registration Statement on Form F-1
Submitted October 31, 2016
CIK No. 0001432364

Dear Ms. Block:

By letter dated November 22, 2016, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted on October 31, 2016 (the “Registration Statement”) by Azul S.A. (the “Company” or “Azul”). We are writing to respond on behalf of the Company to the comments of the Staff and indicate changes that have been made in the Registration Statement as a result of those comments. All page numbers below refer to the revised draft registration statement that is being confidentially submitted today (the “Revised Registration Statement”). We have included six copies of the marked version of the Revised Registration Statement with this letter, as well as three unmarked copies thereof.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

General

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and has included the pictures and graphics, including captions, on the inside cover of the Revised Registration Statement.

Prospectus Summary, page 2

2.	In one of the opening paragraphs, please indicate your revenues and net loss for the most recent audited period and interim stub to provide a financial snapshot of your company.

Ms. Susan Block

United States Securities and Exchange Commission

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has included in the Summary section of the Revised Registration Statement the following paragraph:

“In 2015, we recorded total revenue of R$6,257.9 million, an operating loss of R$167.6 million and a net loss of R$1,074.9 million, with an Adjusted EBITDAR margin of 19%. Despite the contraction of the Brazilian economy, which started in 2014 and deepened in 2015 and the first half of 2016, for the nine months ended September 30, 2016, we began seeing a recovery and recorded total revenue of R$4,849.3 million, operating income of R$174.3 million and a net loss of R$111.9 million, with an Adjusted EBITDAR margin of 26%, one of the highest among publicly traded airlines in Latin America over the past three years. For a reconciliation of Adjusted EBITDAR margin to net income (loss), see “Summary Financial and Operating Data.”

Summary Financial and Operating Data, page 12

3.	We note that you exclude expenses related to aircraft and other rent expenses from your calculation of the non-GAAP measure EBITDAR. Please tell us why these amounts are not normal, recurring, cash operating expenses necessary to operate your business or revise to remove presentation of this measure. See Question 100.01 of the recently updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and confirms that expenses related to aircraft and other rent expenses are normal, recurring, cash operating expenses necessary to operate the Company’s business. The Company has, however, excluded these expenses from its calculation of Adjusted EBITDAR in order to conform to how the airline industry calculates this measure.

Adjusted EBITDAR has been used by certain airline companies, such as Controladora Vuela Compañía de Aviación S.A.B. de C.V., LATAM Airlines Group S.A., Virgin America Inc. and Avianca Holdings S.A., as a measure of components of their operating performance. The Company believes the presentation of Adjusted EBITDAR is not misleading and, instead, is useful in evaluating significant components of its operating performance compared to the Company’s competitors because this calculation isolates the effects of financing in general, as well as other costs and expenses associated with the acquisition of aircraft through operating leases. While the calculation of EBITDA eliminates the effect of aircraft acquired directly through debt (loans and finance leases), the calculation of Adjusted EBITDAR additionally eliminates the effect of aircraft acquired through operating leases, which is presented differently for accounting purposes. Therefore, the Company believes that Adjusted EBITDAR is an important metric to evaluate significant components of its operating performance as it excludes the cost of its leased aircraft, as these items vary significantly between periods and for different airlines depending on their fleet financing strategy.

Ms. Susan Block

United States Securities and Exchange Commission

Furthermore, the Company believes that Adjusted EBITDAR is frequently used as an alternative metric by investors because it allows them to compare airlines irrespective of their capital structure or aircraft ownership methodology. To account for the cost associated with leasing and owning aircraft, investors capitalize the leases to capture “off balance sheet debt” and add it to the debt associated with owning aircraft to calculate the enterprise value of the airline and compare it as a multiple of Adjusted EBITDAR. Specifically, investors calculate the enterprise value of an airline by adding (i) total balance sheet debt (long term and short term including finance leases), (ii) capitalized aircraft rental, which is usually calculated by multiplying the last twelve months of aircraft rent and other rent payments by seven as a proxy for “off balance sheet debt”, and (iii) the market capitalization of the airline, offset by the company’s total cash position. This enterprise value is divided by the Adjusted EBITDAR resulting in a multiple that is used by investors to value airlines. We are including Adjusted EBITDAR to facilitate investors’ assessment and comparison of this important measure.

Use of Proceeds, page 52

4.	We note that you intend to repay indebtedness from the proceeds of this offering. Please describe the interest rate and maturity of indebtedness to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4. of Form 20-F.

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and has revised the Use of Proceeds section of the Revised Registration Statement accordingly. The Company respectfully advises the Staff that it intends to use a portion of the proceeds of the global offering to pay down approximately R$500 million of working capital debt with maturities ranging from March 2017 to September 2018 and an average weighted interest cost per annum of 133% of the CDI Rate, which was approximately 13.75% per annum as of the date of the Revised Registration Statement. During the 12 months ended September 30, 2016, proceeds from loans and debentures, which totalled R$577.1 million, were used principally to finance the Company’s fleet optimization and to substitute debts that were due for repayment.

Management’s Discussion and Analysis, page 64

5.	Please clarify throughout what you mean when you are referring to “PRASK premium.”

Response to Staff Comment #5:

The Company acknowledges the Staff’s comment and has added the following definition of “PRASK premium” to the “Glossary of Airline and Other Terms” section of the Revised Registration Statement:

“‘PRASK premium’ refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.”

The Revised Registration Statement further defines “PRASK” as passenger revenue divided by ASKs (or available seat kilometres).

The Company has been able to maintain a PRASK premium of at least 35% relative to its main competitor since the Company’s first year of operations as a result of the Company’s network, optimized fleet, operating efficiencies and high quality product offering.

Ms. Susan Block

United States Securities and Exchange Commission

Enforceability of Civil Liabilities, page 236

6.	We note the reference to arbitration for dispute of various matters by shareholders in the fifth paragraph of this section. With a view towards disclosure, please explain how this may affect U.S. holders of your ADSs.

Response to Staff Comment #6:

The Company acknowledges the Staff’s comment and has revised the fifth paragraph of the “Enforceability of Civil Liabilities” section of the Revised Registration Statement as follows:

“Furthermore, to become a Level 2 segment of BM&FBOVESPA company, we have adhered exclusively to the Market Arbitration Chamber of the BM&FBOVESPA for resolution of disputes between us and our investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the BM&FBOVESPA. Therefore, any disputes among our shareholders, including holders of ADSs, and disputes between us and our shareholders, including holders of ADSs, will be submitted to the Market Arbitration Chamber of the BM&FBOVESPA. However, we can provide no assurance whether a court outside Brazil will apply a different law or dispute resolution mechanism to any such disputes.”

Interim consolidated statement of operations, page F-6

7.	We note that you entered into sublease agreements related to 15 aircraft. Please clarify for us whether rent expense for such aircraft are included in “result from related party transactions, net.” If so, please tell us your basis for including the sublease receipts from TAP as operating revenue but excluding the expense associated with the aircraft from operating expenses.

Response to Staff Comment #7:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the contractual rent expense for the 15 aircraft subleased to TAP is not included in “result from related party transactions, net”, but included instead in “Aircraft and other rent”, under “Operating expenses” in the Interim Consolidated Statement of Operations for the nine months ended September 30, 2016.

Exhibit Index

8.	Please file the following agreements as exhibits to your offering statement or tell us why you believe the respective agreement is not material to you:

•	Fifth Amended and Restated Shareholders Agreement on page 131,

•	Post-IPO Shareholders’ Agreement on page 131,

•	Hainan investment agreement and commercial cooperation agreement on page 133,

•	United Investment Agreement on page 166, and

•	Registration Rights Agreement on page 167.

Ms. Susan Block

United States Securities and Exchange Commission

Response to Staff Comment #8:

The Company acknowledges the Staff’s comment and has added the agreements listed in bullets one, two and five to the exhibit index as Exhibits 4.3, 4.4 and 4.2, respectively, of the Revised Registration Statement, and will file such agreements by amendment to the Revised Registration Statement.

With respect to the agreements listed in bullets three and four, the Company respectfully advises the Staff that such agreements are not material contracts to the Company, were made in the ordinary course of business and, therefore, do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company has determined that such agreements are not material because the Company’s business is not dependent on them. While the Company’s international partnerships serve a strategic objective in enhancing the Company’s connectivity outside of Brazil, the significant majority of the Company’s business and revenues continue to be derived from its domestic operations and are not dependent at all on international routes or connectivity, which do not materially contribute to the Company’s revenues. In addition, these agreements were entered into in the ordinary course of business because strategic partnerships are a common practice in the airline industry as part of growth and competition strategies. Furthermore, the relevant terms of these agreements are described in the Revised Registration Statement and any material terms related to any current or future rights of Hainan or United as shareholders of the Company are included in the Fifth Amended and Restated Shareholders Agreement and the Post-IPO Shareholders’ Agreement, both of which will be filed by amendment to the Revised Registration Statement.

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We thank you for your attention to this submission. As discussed, the Company is evaluating market conditions and will update the Staff further as soon as it has determined how and when to proceed. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleischmann
Stuart K. Fleischmann

cc:

John Rodgerson – Chief Financial Officer, Azul S.A.

Joanna Portella – General Counsel, Azul S.A.

Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.

Mark Foreman – Ernst & Young LLP

J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP

Filipe B. Areno – Skadden Arps, Slate, Meagher & Flom LLP